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05037514

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RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL   RECEIVED   PROCESSING
FEB 2 8 2005
WASHINGTON   212

SEC FILE NUMBER
8- 47616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01|01|2004_ AND ENDING _12-131|04_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL Group LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

888 SEVENTH AVENUE STE 301A
                              (No. and Street)

NY   NY   10106
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N. NEVITT
                    (Name – if individual, state last, first, middle name)

116 New South Road   Hicksville NY 11801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Lawrence E. May_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _May Capital Group LLC_ , as of _1/31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____

_____
Signature

CFO CEO
_____
Title

Dawn Borrelli
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



To the Members
May Capital Group, LLC

I have audited the accompanying balance sheets of May Capital Group, LLC as of December 31, 2004 and 2003, and the related statements of operations and members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2004 and 2003, and the results of its operations, changes in members' capital and its cash flows for the years then ended in conformity with accounting principles accepted in the United States.

February 3, 2005

Robert N. Nevitt CPA, P.C.   116 New South Road   Hicksville, NY 11801

Phone: 516-933-7313   Fax: 516-933-3480   E-Mail: RNNcpapc@aol.com


MAY CAPITAL GROUP, LLC
BALANCE SHEETS
DECEMBER 31,


ASSETS	2004	2003
Cash	$ 11,657	$ 22,129
Accounts receivable	752	3,441
Investment in securities (Note 5)	8,199	12,298
Equipment, net of accumulated depreciation of $21,051 and $21,051, respectively (Note 6)	-	-
Total Assets	**$ 20,608**	**$ 37,868**

LIABILITIES AND MEMBER'S CAPITAL

	2004	2003
Accrued Liabilities	$ 4,180	$ 8,943
Commitments and Contingencies (Note 9)		
Member's Capital	16,428	28,925
Total Liabilities and Member's Capital	$ 20,608	$ 37,868

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Income (Note 8)	$ 72,275	$273,272
Expenses:		
Filing fees	4,363	2,570
Commissions	-	10,621
Professional fees	10,750	10,597
Office	1,443	1,331
Insurance	369	369
Travel and promotion	2,021	7,921
Depreciation (Note 6)	-	8,811
Interest (income)	(168)	(174)
Taxes (Note 7)	(5,534)	7,094
Rent	10,250	19,450
Consulting fees and outside services	6,078	32,149
Investment loss (Note 5)	4,099	-
	33,671	100,739
Net Income	$ 38,604	$172,533

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Cash Flows From Operating Activities:		
Net income	$ 38,604	$ 172,533
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	8,811
(Increase) decrease in accounts receivable	2,689	16,476
(Increase) decrease in prepaid expenses	-	2,355
Increase (decrease) in accrued liabilities	(4,763)	6,743
Net Cash Provided By Operating Activities	36,530	206,918
Cash Flows (Used In) Financing Activities:		
Loss in value of investment	4,099	-
Purchase of equipment	-	(7,345)
Member's distributions	(51,101)	(197,400)
Net Cash (Used In) Financing Activities:	(47,002)	(204,745)
Net Increase (Decrease) In Cash	(10,472)	2,173
Cash, At Beginning	22,129	19,956
Cash, At End	$ 11,657	$ 22,129

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF MEMBER'S CAPITAL
DECEMBER 31,

	2004	2003
At Beginning	$ 28,925	$ 53,792
Net income	38,604	172,533
	67,529	226,325
Distributions	(51,101)	(197,400)
At End	$ 16,428	$ 28,925

See accompanying notes and accountant's report.

Note 1 -   **Organization**

In 1999 the Company changed its name to May Capital Group, LLC.

Note 2 -   **Business Activity**

The Company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, and variable annuities.

Note 3 -   **Significant Accounting Policies**

The Company prepares its financial statement on the accrual basis of accounting whereby revenues and expenses are generally recognized in the year in which they are earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 4 -   **Regulatory Requirements**

The Company is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934 with respect to minimum required net capital, which is defined as the greater of $5,000 or 6 2/3% of aggregate indebtedness (see additional information).

No material differences exist between the audited computation of net capital and the Company's corresponding focus Part II A.

There are no material inadequacies in the Company's accounting system, internal accounting control, and procedures for safeguarding securities.

Note 5 -   **Investment in Securities**

During the year ended December 31, 2000, the Company purchased warrants to purchase common stock in the National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum. The investment has been reduced due to the expiration of certain warrants during 2004.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. Therefore, this investment is stated at cost.

Note 6 -   **Depreciation**

Depreciation expense is calculated using the straight-line method over a period of five years.

Note 7 -   **Income Taxes**

For federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business tax.

Note 8 -   **Concentrations**

Income, in 2004, includes fees derived from five entities, each of which represent more than ten percent of total income. Income, in 2003, includes fees derived from three entities, each of which represent more than ten percent of total income.

Note 9 -   **Commitments & Contingencies**

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants purchased, entitled the Company to purchase common stock in accordance with the following schedule:

Maximum number of shares of common stock subject to exercise	Commencement of exercise period	Termination of exercise period	Exercise price per share of common stock	Maximum additional cost
942	June 28, 2004	June 27, 2005	$15.00	14,130
942	June 28, 2005	June 27, 2006	$16.00	15,072
1,884				$29,202

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2004 and 2003 precedes the balance sheet. The audit is made for the purpose of forming an opnion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the securities and Exchange Act of 1934. Such information, for 2004 and 2003, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2005

MAY CAPITAL GROUP, LLC
NET CAPITAL COMPUTATION
DECEMBER 31,

	2004	2003
Members' Capital	$ 16,428	$ 28,925
Restricted Securities	(8,199)	(12,298)
Haircut - Exempted Securities	(233)	(443)
Net Capital Computed	7,996	16,184
Net Capital Required	(5,000)	(5,000)
Excess Net Capital	$ 2,996	$ 11,184



Mr. Lawrence May
May Capital Group, LLC
888 Seventh Ave. Suite 301
New York, NY 10106

In planning and performing my audit of the financial statements of May Capital Group, LLC, (the "Company"), for the year ended December 31,2004, I can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, (under the K-1 exemption) wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts.

This letter is intended for the use of management, the SEC, NASD and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

February 3, 2005

Robert N. Nevitt CPA, P.C.   116 New South Road   Hicksville, NY 11801

Phone: 516-933-7313   Fax: 516-933-3480   E-Mail: RNNcpapc@aol.com